UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-218485

Linde plc

(Exact name of registrant as specified in its charter)

The Priestley Centre, 10 Priestley Road, Surrey Research Park

Guildford, Surrey GU2 7XY, United Kingdom

+44 1483 242200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, nominal value €0.001 per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: zero (0).

Explanatory Note: Linde plc’s duty to file under Section 15 of the Securities Exchange Act of 1934 (the “Exchange Act”) has automatically been suspended pursuant to Section 15(d)(1) of the Exchange Act as of January 1, 2018, because Linde plc’s ordinary shares, nominal value €0.001 per share, have not yet been issued and as such are held of record by less than 300 persons. Linde plc’s 25,000 A ordinary shares, nominal value €1.00 per share, are held by two (2) persons. The business combination between Praxair, Inc. and Linde AG is expected to be completed and the ordinary shares, nominal value €0.001 per share, to be issued in the second half of 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, Linde plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 19, 2018	By:	/s/ Christopher Cossins
		Name:	Christopher Cossins
		Title:	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer